          Exhibit 99.1

Trading Symbol: EZM – TSX

1601 – 543 Granville Street, Vancouver, B.C. V6C 1X8

Trading Symbol: EZM – TSX

NEWS RELEASE

May 26, 2005

Release 07-05

EUROZINC APPOINTS MANAGEMENT IN PORTUGAL

Colin K. Benner, Vice Chairman and Chief Executive Officer of EuroZinc Mining Corporation, is pleased to announce the appointment of Mr. João Carrêlo to the position of Country Manager in Portugal and Managing Director of Somincor (a wholly owned subsidiary of EuroZinc, which owns the Neves Corvo copper/zinc mine in Portugal).  In North American terms, Mr. Carrêlo’s position is synonymous with Chief Executive Officer – Portugal. Mr. Carrêlo assumes responsibility for the Company’s business in Portugal on June 27, 2005 and will join the Board of Directors of Somincor on May 31, 2005.

A Portuguese National, Mr. Carrêlo is a graduate mining engineer with an MBA. He received his formal education in the United Kingdom and acquired his operating and business experience in Europe, South Africa and Latin America. He brings to EuroZinc twenty-three years of international management experience in the mining, metals and refining industry. Mr. Carrêlo’s most recent position is that of Chief Executive Officer of Iberpotash S.A., Spain, and Director of Cleveland Postash Ltd., United Kingdom.

In addition, Mr. James (Jim) Drake, presently the Managing Director of Somincor will be appointed to Executive Director of Somincor, effective June 27, 2005, reporting to Mr. Carrêlo. Mr. Drake will also continue as President of EuroZinc’s wholly owned subsidiary, Pirites Alentejanas, which owns the Aljustrel mine in Portugal. Mr. Drake’s position in North American terms is synonymous with Chief Operating Officer – Portugal. He will also assume responsibility for the overall strategic planning of EuroZinc’s holdings in Europe.

EuroZinc Mining Corporation is a Canadian based company engaged in the acquisition, exploration, development and mining of base metal deposits internationally.

For further information please contact:

Colin K. Benner	Ron Ewing	Troy Winsor
Vice Chairman and CEO	Executive Vice President	Manager, Investor Relations
(604) 681-1337	(604) 681-1337	1-888-225-9662

The TSX has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.